

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 5, 2010

Mr. Richard A. Robert
Executive Vice President and Chief Financial Officer
Vanguard Natural Resources, LLC
7700 San Felipe, Suite 485
Houston, Texas 77073

> **Re: Vanguard Natural Resources, LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 1-33756**

Dear Mr. Robert:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director